Exhibit 99.1

News

Contact: Tom Marder, (301) 380-2553, thomas.marder@marriott.com

MARRIOTT INTERNATIONAL REAFFIRMS COMMITMENT TO MERGE WITH STARWOOD HOTELS AND RESORTS WORLDWIDE

Bethesda, MD, March 14, 2016 – Marriott International, Inc. (NASDAQ: MAR) today reaffirmed its commitment to acquire Starwood Hotels & Resorts Worldwide, Inc. (NYSE: HOT) to create the world’s largest hotel company. The combined company will offer stockholders significant equity upside and greater long term value driven by a larger global footprint, wider choice of brands for consumers, improved economics to owners and franchisees leading to accelerated global growth and continued strong returns. Marriott is confident that the previously announced merger agreement is the best course for both companies.

On March 11, 2016 Starwood notified Marriott that it had received an unsolicited indication of interest in purchasing Starwood from a consortium of potential investors, led by Anbang Insurance Group. Marriott notes that this unsolicited indication of interest is highly conditional and non-binding. Marriott granted Starwood a waiver to expedite its evaluation of the letter from the interested consortium.

Marriott will monitor this development as it and Starwood continue to work toward the closing of its transaction and the successful integration of the two companies in anticipation of votes by each company’s stockholders on March 28, 2016.

Starwood stated today that its Board of Directors has not changed its recommendation in support of Starwood’s merger with Marriott. Starwood has said that its Board, in consultation with its legal and financial advisors, will carefully consider the outcome of its discussions with the consortium in order to determine the course of action that it determines is in the best interest of Starwood and its stockholders.

Marriott and Starwood previously announced that they had satisfied the closing conditions in the merger agreement relating to the antitrust and competition authorities in the United States (under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended) and Canada, and the companies remain confident about achieving the remaining regulatory approvals and believe the combination can be closed expeditiously. Marriott has scheduled its special meeting of stockholders for March 28, 2016 for approval of the Starwood merger. Marriott has sufficient cash resources to pay the cash portion of the merger consideration and there is no financing contingency in the merger agreement. Marriott expects that the Starwood merger will be completed by mid-year 2016. Under the terms of the merger agreement, should Starwood terminate its agreement with Marriott because it decides to enter into another deal or should Starwood change or withdraw its recommendation to its stockholders to vote in favor of the Marriott merger (and in certain other circumstances), Starwood would be obligated to pay Marriott a $400 million termination fee in cash.

Marriott International, Inc. (NASDAQ: MAR) is a global leading lodging company based in Bethesda, Maryland, USA, with more than 4,400 properties in 87 countries and territories. Marriott International reported revenues of more than $14 billion in fiscal year 2015. The company operates and franchises hotels and licenses vacation ownership resorts under 19 brands, including: The Ritz-Carlton®, BVlgari®, EDITION®, JW Marriott®, Autograph Collection® Hotels, Renaissance® Hotels, Marriott Hotels®, Delta Hotels and Resorts®, Marriott Executive Apartments®, Marriott Vacation Club®, Gaylord Hotels®, AC Hotels by Marriott®, Courtyard®, Residence Inn®, SpringHill Suites®, Fairfield Inn & Suites®, TownePlace Suites®, Protea Hotels® and Moxy Hotels®. Marriott has been consistently recognized as a top employer and for its superior business ethics. The company also manages the award-winning guest loyalty program, Marriott Rewards® and The Ritz-Carlton Rewards® program, which together comprise nearly 55 million members. For more information or reservations, please visit our website at www.marriott.com, and for the latest company news, visit www.marriottnewscenter.com.

Contacts:

For Media:

Tom Marder, (301) 380-7770, thomas.marder@marriott.com

For Investors:

Laura Paugh, (301) 380-7418, laura.paugh@marriott.com

Betsy Dahm, (301) 380-3372, betsy.dahm@marriott.com

Note on Forward-looking Statements

This communication contains “forward-looking statements” within the meaning of U.S. federal securities laws, including the parties’ plans for closing the transaction and obtaining approval from various competition authorities; and other anticipated future events and expectations that are not historical facts. We caution you that these statements are not guarantees of future performance and are subject to numerous risks and uncertainties, including the receipt of necessary consents, and other risk factors identified in Marriott’s most recent Annual Report on Form 10-K and in the joint proxy statement / prospectus on Form S-4 that we filed with the U.S. Securities and Exchange Commission on February 16, 2016. Any of these factors could cause actual results to differ materially from the expectations we express or imply in this communication. We make these forward-looking statements as of the date of this communication. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This communication relates to a proposed business combination between Marriott and Starwood. In connection with this proposed business combination, on February 16, 2016, Marriott filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “Commission”) that contains a joint proxy statement/prospectus and other relevant documents concerning the proposed business combination. The registration statement on Form S-4 was declared effective by the Commission on February 17, 2016. Each of Marriott and Starwood mailed the joint proxy statement/prospectus to its respective stockholders beginning on or around February 19, 2016. INVESTORS AND SECURITY HOLDERS OF MARRIOTT AND STARWOOD ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents (when available) that Marriott and Starwood file with the SEC at the SEC’s website at www.sec.gov. In addition, these documents may be obtained from Marriott free of charge by directing a request to investorrelations@marriott.com, or from Starwood free of charge by directing a request to ir@starwoodhotels.com.